United States
Securities and Exchange Commission
Washington, D.C.  20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Name of Issuer:   Buffton Corporation
Title of Class of Securities:   Common Stock
CUSIP Number:  119885200

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:
Philip R. Smith, Alphi Investment Management Co.  847-405-9595
155 Pfingsten Road, Suite 360, Deerfield, Illinois  60015

Date of Event which Requires Filing of this Statement:
February 18, 1997




CUSIP No. 119885200
Page 2 of 4 Pages

1. Name of Reporting Person          Alphi Fund LP
                                     IRS No. 36-3589366

2. Check the appropriate box if a member of a group     (a) [ ]
                                                        (b) [x]

3. SEC Use Only

4. Source of Funds     00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
          N/A

6. Citizenship or Place of Organization     Delaware

7. Sole Voting Power           261,600

8. Shared Voting Power               0

9. Sole Dispositive Power      261,600

10. Shared Dispositive Power         0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
                               261,600

12. Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares  [ ]

13. Percent of Class Represented by Amount in Row (11)     3.9%

14. Type of Reporting Person     PN




CUSIP No. 119885200
Page 3 of 4 Pages



ONLY THOSE ITEMS WHICH ARE HEREBY REPORTED ARE
AMENDED.  ALL OTHER ITEMS REMAIN UNCHANGED.  ALL
DEFINED TERMS SHALL HAVE THE SAME MEANING AS
PREVIOUSLY ASCRIBED TO THEM IN THE ORIGINAL FILING
OF SCHEDULE 13D, UNLESS OTHERWISE NOTED.

Item 5. Interest in Securities of the Issuer

          (a) Alphi is the beneficial owner of 261,600 Shares, which is 3.9% of the 6,678,528 Shares of the Company deemed to be outstanding as of February 20, 1997.

          (b) AIMCO, in its capacity as general partner of Alphi, has the sole power to vote and sole power to dispose of 261,600 Shares owned by Alphi. Individual limited partners of Alphi (but not the principals of AIMCO) may own Shares which are not included in the aggregate number of Shares reported in Item 5(a) above.

          (c) During the sixty (60) days preceding the date hereof, Alphi entered into the following transactions on behalf of itself:

Date Sold          Number of Shares                      Sold Price

02/11/97                10,000                               2.20
02/12/97                11,800                               2.25
02/13/97                15,000                               2.33
02/14/97                 9,500                               2.23
02/18/97                25,500                               2.86
02/19/97                61,100                               2.88

These sales were open market transactions executed on the American
Stock Exchange.

          (d) No person other than AIMCO, in its capacity as general partner of Alphi, has the right to receive nor the power to direct the receipt of dividends from, or the proceeds from the sale of Shares.

          (e)  Not applicable


                               ********************

CUSIP No. 119885200
Page 4 of 4 Pages

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:   February 20, 1997

Alphi Investment Management Company, as general partner, for Alphi Fund L.P.

By:  /s/ Philip R. Smith
Philip R. Smith
Secretary of Alphi Investment Management Company,
general partner